UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY S. BAHRAMBEYGUI
C/O THE PRICE GROUP LLC
7979 IVANHOE AVENUE, SUITE 520
LA JOLLA, CALIFORNIA 92037
TELEPHONE (858) 551-2319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741511109			SCHEDULE 13D/A

1.	Names of Reporting Persons Robert E. Price
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 901,951(See Item 5)
		8.	Shared Voting Power 7,640,449 (See Item 5)
		9.	Sole Dispositive Power 901,951 (See Item 5)
		10.	Shared Dispositive Power 7,640,449 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,542,400 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.3%1
14.	Type of Reporting Person (See Instructions) IN

1           Based upon 30,233,507 shares of Common Stock outstanding as of October 18, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 30, 2013.

CUSIP No. 741511109			SCHEDULE 13D/A

1.	Names of Reporting Persons Price Charities (formerly known as San Diego Revitalization Corp.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0 (See Item 5)
		8.	Shared Voting Power 2,759,471 (See Item 5)
		9.	Sole Dispositive Power 0 (See Item 5)
		10.	Shared Dispositive Power 2,759,471 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,759,471 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%2
14.	Type of Reporting Person (See Instructions) OO – Nonprofit Corporation

2           Based upon 30,233,507 shares of Common Stock outstanding as of October 18, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 30, 2013.

CUSIP No. 741511109			SCHEDULE 13D/A

1.	Names of Reporting Persons Price Family Charitable Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0 (See Item 5)
		8.	Shared Voting Power 2,032,740 (See Item 5)
		9.	Sole Dispositive Power 0 (See Item 5)
		10.	Shared Dispositive Power 2,032,740 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,740 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%3
14.	Type of Reporting Person (See Instructions) OO – Nonprofit Corporation

3           Based upon 30,233,507 shares of Common Stock outstanding as of October 18, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 30, 2013.

This Amendment No. 20 (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price and Sol Price, natural persons, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto, filed with the SEC on July 21, 2009, and by Amendment No. 13 thereto, filed with the SEC on September 8, 2010, and by Amendment No. 14 thereto, filed with the SEC on September 24, 2010, and by Amendment No. 15 thereto, filed with the SEC on January 27, 2011, and by Amendment No. 16 thereto, filed with the SEC on May 25, 2011, and by Amendment No. 17 thereto, filed with the SEC on June 27, 2011, and by Amendment No. 18 thereto, filed with the SEC on March 22, 2012, and by Amendment No. 19 thereto, filed with the SEC on November 9, 2012 (such Schedule 13D, as so amended, being this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f)
This Amendment is being jointly filed by (i) Robert E. Price, a natural person and citizen of the United States of America, (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation (“Price Charities”), and (iii) Price Family Charitable Fund, a California nonprofit public benefit corporation (collectively, the “Reporting Persons”).

The directors and officers of Price Charities (collectively, the “Price Charities Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Chairman and President
Allison Price	Director, Vice President and Vice Chair
Sherry S. Bahrambeygui	Director, Executive Vice President, Secretary and Vice Chair
Dede Alpert	Director
John Eckstein	Director
Sue Reynolds	Director
Jack Knott	Director
Jeff Fisher	Chief Financial Officer

The directors and officers of Price Family Charitable Fund (collectively, the “Price Charitable Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Chairman and President
Allison Price	Director Vice President and Vice Chair
Sherry S. Bahrambeygui	Director, Executive Vice President and Secretary
Don Levi	Director
Margaret Meyer	Director
Edward Spring	Director
William Gorham	Director
Jeff Fisher	Chief Financial Officer

(b)-(c)
Each Reporting Person, Price Charities Director and Officer and Price Charitable Director and Officer disclaims membership in a group with any person with respect to any PriceSmart Common Stock.

The principal executive office of Price Charities, and the principal business address of each of Mr. R. Price, Price Family Charitable Fund, each of the Price Charities Directors and Officers, and each of the Price Charitable Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California  92037.

The principal business of Price Charities is to function as a public charity.  The principal business of Price Family Charitable Fund is to function as a private foundation.  The principal occupation of Mr. R. Price is President of Price Charities and Price Family Charitable Fund. Mr. R. Price also is Chairman of the Board of Directors of PriceSmart, a manager of The Price Group LLC, the sole trustee of various family trusts.  The principal occupation of Ms. A. Price is homemaker.  Ms. A. Price is also a trustee of various family trusts.  The principal occupation of Ms. Bahrambeygui is manager of The Price Group LLC, Executive Vice President and Secretary of Price Charities, Executive Vice President and Secretary of the Price Family Charitable Fund and director of the Issuer.  The principal occupation of each of Mr. Gorham, Ms. Alpert and Mr. Levi is self-employed investor.  The principal occupation of Mr. Eckstein and Ms. Meyer is physician.  The principal occupation of Mr. Fisher is Chief Financial Officer of Price Charities and an employee of The Price Group LLC.  The principal occupation of Mr. Knott is Dean and Professor of the School of Policy, Planning and Development at the University of Southern California.  The principal occupation of Ms. Reynolds is community developer. The principal occupation of Mr. Spring is attorney.

(d)-(e)     During the last five years, none of the Reporting Persons, nor any of the Price Charities Directors and Officers or Price Charitable Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On November 13, 2013, the following shares of PriceSmart Common Stock were sold on the open market at a price per share of $116.02: (i) 129,864 shares were sold by Price Charities, (ii) 98,557 share were sold by the Robert & Allison Price Charitable Trust, (iii) 95,664 shares were sold by the Price Family Charitable Fund, (iv) 42,444 shares were sold by The Price Group LLC, and (v) 33,471 shares were sold by the Robert & Allison Price Trust.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)4,5,6

(1)  Robert E. Price

Mr. R. Price presently may be deemed to beneficially own an aggregate of 8,542,400 shares of PriceSmart Common Stock, which represents approximately 28.3% of the outstanding Common Stock.  Of such shares, Mr. R. Price may be deemed to have sole voting and dispositive power with respect to 901,951 shares and shared voting and dispositive power with respect to 7,640,449 shares.  Of the shares for which Mr. R. Price may be deemed to have sole voting and dispositive power, (i) 901,871 shares are owned directly by The Price Group LLC which Mr. R. Price is the controlling manager of, and (ii) 80 shares are held in Mr. R. Price’s 401(k) retirement account.  Of the shares for which Mr. R. Price may be deemed to have shared voting and dispositive power, (i) 2,759,471 shares are owned directly by Price Charities which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares; (ii) 711,207 shares are owned directly by the Robert & Allison Price Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 2,094,211 shares are owned directly by the Robert & Allison Price Charitable Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may deemed to share voting and dispositive power over such shares; (iv) 5,210 shares are owned directly by the Benjamin Price Trust UTD 9/22/89 which Mr. R. Price and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 18,805 shares are owned directly by the Sarah Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Ms. Sarah Price Keating are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 18,805 shares are owned directly by the David Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Mr. David Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vii) 2,032,740 shares are owned by the Price Family Charitable Fund which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares.  Ms. A. Price is the wife of Mr. R. Price.  Ms. A. Price may be deemed to beneficially own 45,000 shares held by family trusts of which she is the sole trustee. To the extent she may be deemed to beneficially own any other shares of PriceSmart Common Stock, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.  Each of Mr. R. Price, Ms. A. Price, Ms. Bahrambeygui, Ms. Price Keating, and Mr. D. Price disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

4           Each of the Price Charities Directors and Officers, other than Mr. R. Price, expressly disclaims beneficial ownership of the PriceSmart shares of Common Stock held by the Price Charities and accordingly has excluded such shares from the number of shares of PriceSmart Common Stock reported as beneficially owned.  Mr. R. Price disclaims beneficial ownership of the PriceSmart shares of Common Stock held by Price Charities except to the extent of his voting and/or dispositive power.

5           Each of the Price Charitable Directors and Officers, other than Mr. R. Price, expressly disclaims beneficial ownership of the PriceSmart shares of Common Stock held by the Price Family Charitable Fund and accordingly has excluded such shares from the number of shares of PriceSmart Common Stock reported as beneficially owned. Mr. R. Price disclaims beneficial ownership of the PriceSmart shares of Common Stock held by Price Charities except to the extent of his voting and/or dispositive power.

6           Based upon 30,233,507 shares of Common Stock outstanding as of October 18, 2013 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 30, 2013.

(2)  Price Charities

Price Charities may be deemed to beneficially own an aggregate of 2,759,471 shares of PriceSmart Common Stock, which represents approximately 9.1% of the outstanding Common Stock.  Of such shares, Price Charities may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 2,759,471 shares of Common Stock.  Price Charities may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of Price Charities.  Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(3)  Price Family Charitable Fund

The Price Family Charitable Fund may be deemed to beneficially own an aggregate of 2,032,740 shares of PriceSmart Common Stock, which represents approximately 6.7% of the outstanding Common Stock.  Of such shares, the Price Family Charitable Fund may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 2,032,740 shares of Common Stock.  The Price Family Charitable Fund may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of the Price Family Charitable Fund.  Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(4)  Sherry S. Bahrambeygui

Ms. Bahrambeygui may be deemed to beneficially own an aggregate of 128,391 shares of PriceSmart Common Stock, which represents approximately 0.4% of the outstanding Common Stock.  Of such shares, Ms. Bahrambeygui may be deemed to have sole voting power with respect to 80,933 shares, sole dispositive power with respect to 80,233 shares, and shared voting and dispositive power with respect to 47,458 shares.  Of the shares for which Ms. Bahrambeygui may be deemed to have sole voting and dispositive power, (i) 1,600 shares represent shares that underlie stock options held by Ms. Bahrambeygui which are currently exercisable or exercisable within 60 days of the date hereof for shares of Common Stock;  (ii) 1,050 shares represent shares of restricted stock for which Ms. Bahrambeygui has sole voting power (but only 350 of which she has sole dispositive power); and (iii) 78,283 shares are owned by the Hosey Family Trust of which Ms. Bahrambeygui is a co-trustee of, but for which she has sole voting and dispositive power.  Of the shares for which Ms. Bahrambeygui may be deemed to have shared voting and dispositive power, (i) 5,210 shares are owned directly by the Benjamin Price Trust UTD 9/22/89 which Ms. Bahrambeygui and Mr. R. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Max Edward Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 12,500 shares are owned directly by the Sarah Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vii) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares;  and (viii) 2,000 shares are owned directly by Ms. Bahrambeygui’s minor children.  Each of Ms. Bahrambeygui, Mr. R. Price, Mr. Spring and Mr. Hosey disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(5)  William Gorham

Mr. Gorham presently beneficially owns 3,000 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  Of such shares, he may be deemed to have sole voting and dispositive power with respect to 3,000 shares and shared voting and dispositive power with respect to 0 shares.

(6)  Dede Alpert

Ms. Alpert presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(7)  John Eckstein

Mr. Eckstein presently may be deemed to beneficially own 250 shares of PriceSmart Common Stock, which represents approximately 0% of the outstanding Common Stock.  Of such shares, he may be deemed to have sole voting and dispositive power with respect to 250 shares and shared voting and dispositive power with respect to 0 shares.

(8)  Sue Reynolds

Ms. Reynolds presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(9)  Jack Knott

Mr. Knott presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(10)  Jeff Fisher

Mr. Fisher presently beneficially owns 1,000 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  Of such shares, he may be deemed to have sole voting and dispositive power with respect to 1,000 shares and shared voting and dispositive power with respect to 0 shares.

(11)  Margaret Meyer

Ms. Meyer presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(12)  Don Levi

Mr. Levi presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(13)  Edward Spring

Mr. Spring presently may be deemed to beneficially own an aggregate of 41,461 shares of PriceSmart Common Stock, which represents approximately 0% of the outstanding Common Stock.  Of such shares, Mr. Spring may be deemed to have sole voting and dispositive power with respect to 1,213 shares and shared voting and dispositive power with respect to 40,248 shares.  Of the shares for which Mr. Spring may be deemed to have sole voting and dispositive power, (i) 1,000 shares are owned directly by Mr. Spring and (ii) 213 shares are held in Mr. Spring’s 401(k) retirement account.  Of the shares for which Mr. Spring may be deemed to have shared voting and dispositive power, (i) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the Sarah Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vi) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares.  Each of Mr. Spring and Ms. Bahrambeygui disclaim beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

Each of Ms. Brewer, Ms. Price Keating, Mr. D. Price, and Mr. Hosey is a citizen of the United States of America.  The principal occupations of each of the foregoing are as follows: Ms. Brewer is an employee of The Price Group LLC, Ms. Price Keating is a homemaker, Mr. D. Price is an employee of The Price Group, LLC, and Mr. Hosey is an attorney.

(c)           The following transactions in PriceSmart’s Common Stock were effected by the Reporting Persons and Price Charities Directors and Officers in the 60 days prior to the filing date of this Amendment:

Party Effecting Transaction	Transaction Date	Shares Disposed	Price Per Share	Description of Transaction
Robert & Allison Price Charitable Trust	9/30/2013	25,150	$0	Trust Distribution7
Robert & Allison Price Trust	11/06/2013	4,202	$0	Charitable Donation
Price Family Charitable Fund	11/06/2013	25,123	$0	Charitable Donation
Price Charities	11/13/2013	129,864	$116.02	Open Market Sale
Robert & Allison Price Charitable Trust	11/13/2013	98,557	$116.02	Open Market Sale
Price Family Charitable Fund	11/13/2013	95,664	$116.02	Open Market Sale
The Price Group LLC	11/13/2013	42,444	$116.02	Open Market Sale
Robert & Allison Price Trust	11/13/2013	33,471	$116.02	Open Market Sale

The Price Charities Directors and Officers effected the following transactions in the 60 days prior to the filing of this Amendment:

●	On November 4, 2013, the Hosey Family Trust sold 3,000 shares of PriceSmart Common Stock on the open market at a weighted average sale price of $120.9667 per share.
●	On November 5, 2013, the Hosey Family Trust sold 7,000 shares of PriceSmart Common Stock on the open market at a weighted average sale price of $119.8804 per share.

7           These shares were distributed to the Robert & Allison Price Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

PRICE CHARITIES

/s/ Sherry S. Bahrambeygui
By:	Sherry S. Bahrambeygui
Title:	Executive Vice President, Secretary and Vice Chair

PRICE FAMILY CHARITABLE FUND

/s/ Robert E. Price
By:	Robert E. Price
Title:	Chairman and President

ROBERT E. PRICE

/s/ Robert E. Price